Exhibit 4.3

Corporate HRM/Global Reward

Global Philips Restricted Share Rights Program

Corporate HRM/Global Reward

TERMS AND CONDITIONS
OF
GLOBAL PHILIPS RESTRICTED SHARE RIGHTS PROGRAM

Article 1
Definitions

In this Global Philips Restricted Share Program the following definitions shall apply:

1.	Custody Account	:	a custody account maintained in the name of a Participant other than a Nominee Account.
2.	Date of Grant	:
the date at which a Restricted Share Right is granted pursuant to this Program. The Dates of Grant of any Restricted Share Rights shall be the same dates as the dates of publication of the Philips’ annual and/or quarterly results over the financial year concerned. The relevant Date of Grant and categorization of any Restricted Share Right with respect to any grant hereunder shall be determined by Philips.

3.	Delivery Date	:
depending on whether a Restricted Share Right is categorized as a “1 Year Term Restricted Share Right”, “2 Year Term Restricted Share Right” or “3 Year Term Restricted Share Right”, the Delivery Date shall be the first, second or third anniversary of the Date of Grant of such Restricted Share Right.

4.	Employing Company	:	any company within the Philips group of companies and such other company as Philips may from time to time designate or approve.
5.	Nominee Account	:	a custody account maintained in the name of a Participant established by an administrator designated by Philips.
6.	Premium Date	:	the date which is three years after the applicable Delivery Date.
7.	Premium Shares	:	any Shares (to be) delivered to a Participant pursuant to Article 7 hereof.
8.	Retainment Period	:	the period commencing on the Delivery Date applicable to a particular Restricted Share Right and ending on the Premium Date applicable to such Restricted Share Right.

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9.	Participant	:	an individual who has accepted any Restricted Share Rights under this Program.
10.	Philips	:	Koninklijke Philips Electronics N.V.
11.	Program	:	this Global Philips Restricted Share Rights Program.
12.	Restricted Share Right	:
the conditional right granted to a Participant to receive one Share, subject to the terms and conditions of this Program. Restricted Share Rights will be categorized as “1 Year Term Restricted Share Rights”, “2 Year Term Restricted Share Rights” or “3 Year Term Restricted Share Rights”, as applicable.

13.	Share	:	a common share of Philips (to be) delivered under this Program.

Article 2
Grant of Restricted Share Rights

Any Restricted Share Rights may be granted to an eligible individual, subject to the (acceptance by such individual of the) terms and conditions of this Program and any other Philips’ policies or guidelines that may apply to such individual. Any Restricted Share Rights offered to any such individual and the terms and conditions governing such rights shall be deemed accepted by such individual with effect from the applicable Date of Grant in case Philips has not received, in accordance with a procedure established by Philips, a notice of rejection of such rights within fourteen (14) days of the notice of grant of such rights or such later date as may be determined by Philips.

Article 3
Termination of Employment

1.
Except as otherwise provided in Article 3.2 and 3.3 hereof, in case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for any reason whatsoever prior to the applicable Delivery Date, such Participant’s Restricted Share Rights shall be forfeited effective as of the date of termination of such Participant's employment with the Employing Company without the Participant being entitled to any compensation or any obligation on the part of Philips or any Employing Company unless Philips determines, in its sole discretion, otherwise in writing. Any such determination shall be final, conclusive and binding and may be subject to such conditions as Philips may determine appropriate.

2.
In case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for reasons of (i) death, (ii) disablement, (iii) legal incapacity, (iv) retirement or (v)

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the expiration of a temporary contract of employment, provided such temporary contract of employment has not been extended one or more times, such Participant or, in case of death or legal incapacity of the Participant, the estate of the Participant or his or her legal representative(s), as the case may be, shall remain entitled to any Restricted Share Rights granted to such Participant prior to the date of such termination subject to the terms and conditions of this Program. For the purpose of this Program, a Participant’s employment shall be deemed terminated as a result of “retirement” if such Participant’s employment is terminated and such Participant satisfies at the date of such termination the eligibility requirements to receive an immediate (early) retirement benefit under an (early) retirement plan of an Employing Company under which such Participant was covered, provided (i) payment of such (early) retirement benefit commences immediately following such termination, and provided further (ii) that if such Participant is covered by an US retirement plan, such Participant must have at least five years of service with an US Employing Company and have attained the age of fifty-five (55) years.

3.
In case the employment of a Participant with any Employing Company is terminated as a result of the sale or other divestment of a business, subsidiary, division or other business unit of Philips or any part thereof (“Divested Business”) and the Participant remains employed by the Divested Business upon such transfer, such Participant shall remain entitled to any Restricted Share Rights granted to such Participant prior to the date of the termination of such employment subject to the terms and conditions of this Program.

In case of termination of employment of a Participant with any Employing Company as a result of such sale or other divestment, the Participant shall no longer be eligible to receive any Premium Shares.

Upon termination of the employment of the Participant with the Divested Business, the terms of Article 3.1 and 3.2 shall apply mutatis mutandis, it being expressly understood that in case such Participant becomes re-employed by any Employing Company immediately upon such termination, such Participant shall remain entitled to any Restricted Share Rights held by such Participant at such time subject to the terms and conditions of this Program.

Article 4
Non-transferability

The Restricted Share Rights are strictly personal and may not be assigned, transferred (except that, in case of death of the Participant any Restricted Share Rights granted to such Participant at the date of his death shall pass to his heirs or legatees), pledged, hypothecated, or otherwise encumbered or disposed of in any manner. The Participant may not engage in any transactions on any exchange on the basis of any Restricted Shares Rights. Any violation of the terms of this Article 4 will cause the Restricted Share Rights to become immediately null and void without further notice and without the Participant being entitled to any compensation.

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Article 5
Delivery and Holding of Shares

1.
Philips may require a Participant to maintain a Nominee Account in connection with this Program. Nothing contained in this Program shall obligate Philips to establish or maintain or cause to establish or maintain a Nominee Account for any Participant.

2.
Subject to the terms and conditions of this Program, and further to the Participants election via the website, Philips will deliver a Share pursuant to a Restricted Share Right to a Participant on or as soon as reasonably practicable after the relevant Delivery Date. In no event shall Philips have any obligation to deliver any Shares to a Participant prior to the relevant Delivery Date.

3.	Any Shares to be delivered pursuant to Article 5.2 will be credited to the Nominee Account.

4.
Except as may be otherwise approved in writing by Philips in its sole discretion, in case a Participant is no longer employed by any Employing Company for any reason whatsoever, the Participant (or his or her estate or legal representatives, as the case may be) shall withdraw all Shares credited to the Participant’s Nominee Account within two (2) months of the date of such termination. In case the Participant (or his or her estate or legal representatives, as the case may be) fails to comply with the foregoing obligation, then the Participant (or his or her estate or legal representatives, as the case may be) shall be deemed to have requested Philips to sell or cause to sell such Shares.

5.	Each Participant shall comply with any applicable “insider trading” laws and regulations and the Philips’ Rules of Conduct with respect to Inside Information.

Article 6
Capital Dilution

Philips may make equitable adjustment or substitution of the number or kind of Shares subject to the Restricted Shares Rights, as it, in its sole discretion, deems equitable to reflect any significant corporate event of or by Philips, for example a change in the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate change, or any distribution to holders of Shares other than regular cash dividends.

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Article 7
Premium Shares

At a Premium Date, Philips will deliver a number of Premium Shares, which is equal to 20% (twenty percent) of the number of Shares acquired by a Participant pursuant to the Restricted Share Rights, which are held by the Participant at, and are subject to, such Premium Date. The foregoing obligation shall be subject further to the requirements that: (i) the Participant is still employed by an Employing Company at the relevant Premium Date and (ii) such Shares have been deposited on the Participant’s Nominee Account during the entire Retainment Period in order to enable Philips to monitor whether Participant has retained the Shares during such period. Philips will not be required pursuant to the foregoing to deliver a fraction for a Premium Share but instead the number of Premium Shares shall be rounded upward to the next whole Share.

Article 8
Costs and Taxes

1.
All costs of delivering any Shares, including, but not limited to, any Premium Shares, under this Program to a Participant’s Custody Account and any other costs connected with the Shares shall be borne by the Participant.

2.
Any and all taxes, duties, levies, charges or social security contributions (“Taxes”) which arise under any applicable national, state, local or supra-national laws, rules or regulations, whether already effective on the Date of Grant of any Restricted Shares Rights or becoming effective thereafter, and any changes or modifications therein and termination thereof which may result for the Participant in connection with this Program (including, but not limited to, the grant of the Restricted Shares Rights, the ownership of the Restricted Shares Rights and/or the delivery of any Shares under this Program, the ownership and/or the sale of any Shares acquired under this Program) shall be for the sole risk and account of the Participant.

3.
Philips and any other Employing Company shall have the right to deduct or withhold (or cause to be deducted or withheld) from any salary payment or other sums due by Philips or any other Employing Company to Participant, or requiring the Participant or beneficiary of the Participant, to pay to Philips an amount necessary to settle any Taxes and any costs determined by Philips necessary to be withheld in connection with this Program (including, but not limited to, the grant of the Restricted Shares Rights or the delivery of any Shares (including, but not limited to, Premium Shares) under this Program).

4.
Philips shall not be required to deliver any Shares and Philips may delay (or cause to be delayed) the transfer of any Shares from a Nominee Account to a Custody Account until Philips has received an amount, or the Participant has made such arrangements required by Philips necessary to satisfy any withholding of any Taxes and any costs to be borne by the Participant in connection with this Program as determined by Philips.

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5.
Philips is herewith authorised by the Participant to sell (part of) Participant’s Shares credited to a Nominee Account and to maintain such part of the proceeds of this sale as payment to Philips necessary to satisfy any withholding of any Taxes and any costs to be borne by the Participant in connection with this Program as determined by Philips.

Article 9
Dividend Payment on Shares

Philips is entitled, in its sole discretion, to determine the manner in which dividend on any Shares acquired by a Participant pursuant to this Program and deposited on the Nominee Account at the applicable record date, is paid to such Participant including, but not limited to, the payment of dividend by means of a dividend reinvestment plan pursuant to which the dividend will be reinvested in the purchase of Shares.

Article 10
General Provisions

1.
Philips shall have the authority to interpret this Program, to establish, amend, and rescind any rules and regulations relating to this Program, to determine the terms and conditions of any agreements entered into hereunder, and to make all other determinations necessary or advisable, except to the extent any such action would require shareholder approval under applicable law, rules or regulation. The terms and conditions in force from time to time are published on the Philips’ intranet and on the website of the administrator of this Program and apply to any and all Restricted Share Rights granted under this Program. Philips shall further have the authority to waive, in its sole discretion, the requirement pursuant to Article 7 that the Shares have been and are deposited on the Nominee Account during the entire Retainment Period. Such waiver may be subject to such conditions as Philips may establish in its sole discretion. Philips may delegate the authority to practice administrative and operational functions with respect to the Program to officers or employees of subsidiaries of Philips and to service providers.

2.
If equity-based incentive compensation under this Program has been granted on the basis of incorrect financial or other data, Philips and the Employing Company may in its sole discretion but acting in good faith, resolve to recoup some or all of such incentive compensation -including any benefits derived therefrom- in all appropriate cases (taking into account all relevant factors, including whether the assertion of a recoupment claim may in its opinion prejudice the interests of Philips and its group companies in any related proceeding or investigation), granted to an individual under this Program, if and to the extent that:

i.
the size of the equity-based incentive grant was calculated based upon the achievement of certain financial or other data that were subsequently reduced or changed due to a correction thereof resulting from errors, omissions, fraud or otherwise, and

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ii.	the size of such grant that would have awarded to you, had the financial or other data been properly reported would have been lower than the amount actually awarded.
By accepting any grants under this Program, the individual concerned agrees to fully co-operate with Philips and the Employing Company in order to give effect to this article.

Furthermore by accepting any grants under this Program, the individual provides an irrevocable power of attorney to Philips and the Employing Company to transfer any Shares held by such individual in the account administered by Philips’ global Program administrator and any other acts necessary or desirable to give effect to this article. This power of attorney is governed by Dutch law exclusively.

3.
No Participant shall have any rights or privileges of shareholders (including the right to receive dividends and to vote) with respect to Shares to be delivered pursuant to Restricted Share Rights until such Shares are actually delivered to such Participant in accordance with Article 5 of this Program. The Shares delivered shall carry the same rights as common shares of Philips traded on Euronext Amsterdam, or the New York Stock Exchange, as applicable, on the day on which these Shares are delivered.

4.
The (value of) Restricted Share Rights granted to, or Shares acquired by, a Participant pursuant to such Restricted Share Right under this Program shall not be considered as compensation in determining a Participant’s benefits under any benefit plan of an Employing Company, including but not limited to, group life insurance, long-term disability, family survivors, or any retirement, pension or savings plan.

5.
Nothing contained in this Program or in any grant made or Agreement entered into pursuant hereto shall confer upon any Participant any right to be retained in employment with any Employing Company, or to be entitled to any remuneration or benefits not set forth in this Program or interfere with or limit in any way with the right of any Employing Company to terminate such Participant’s employment or to discharge or retire a Participant at any time.

6.
If a provision of this Program is deemed illegal or invalid, the illegality or invalidity shall not affect the remaining parts of this Program, this Program shall be construed as if the illegal or invalid provisions had not been included in this Program.

7.	Where the context requires, words in either gender shall include also the other gender.

8.	This Program shall be governed by and construed in accordance with the laws of The Netherlands, without regard to its principles of conflict of laws.

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